Exhibit 21.1

List of Subsidiaries

1.	US Hemp Oil, LLC, a Nevada limited liability company

2.	CannaVest Laboratories, LLC, a Nevada limited liability company

3.	Plus CBD, LLC, a Nevada limited liability company

4.	CannaVest Europe, GmbH, a German limited liability company